Exhibit 99.1

Sapiens Announces its New ALIS Fast Track Proposition for the UK Protection Market

Sapiens ALIS Fast Track is an agile, pre-configured offering that accelerates implementation and provides omni-channel customer service, in the cloud or on-premise

Holon, Israel – March 22, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced a new Sapiens ALIS Fast Track (“Fast Track”) proposition.

Fast Track is an agile, pre-configured offering from the company’s XCelent Award-winning Sapiens ALIS software suite. It supports the complete policy lifecycle across a wide variety of life, pension and investment products. With the new Fast Track, insurers can accelerate implementation and achieve cost savings, in the cloud or on-premise. Implemented faster than traditional platforms, Fast Track supports the rapid deployment of new products, using best-of-breed product templates for quick configuration.

“To stay competitive, UK insurers need to become more agile by designing and launching simpler, more personalized products faster,” said Raj Ghuman, regional vice president of sales and operations at Sapiens. “Fast Track – with its functional and rich protection product coverage, embedded best practice processes and cloud-based deployment approach – is a ‘ready-to-go’ platform.”

“Fast Track removes many of the traditional barriers for protection providers and offers them the agility and flexibility to better engage and empower both their partners and consumers. A functionally-rich proposition, it also delivers an omni-channel capability, enabling protection providers to more effectively engage with customers across channels,” added Raj Ghuman.

Deployed in only several months, the platform is scalable, cost-effective and can be deployed in the cloud (delivered as a service) or on-premise to best match a company’s target operating model and fit the business case for new digital initiatives.

“We rolled out Fast Track to protection providers, due to their burning need to enhance their business propositions,” said Alex Zukerman, Sapiens' vice president of product marketing and strategy. “This is the first step in offering Fast Track methodology across Sapiens ALIS’ multiple lines of business to maximize the potential value to our customers.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of over 1,600 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Email: Yaffa.cohen-ifrah@sapiens.com